Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, PA 18976

January 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Windtree Therapeutics, Inc.
Registration Statement on Form S-1
SEC File No. 333-235977
Filed January 21, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-235977) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on January 29, 2020, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to Rachael Bushey, Esq. of Pepper Hamilton LLP at (215) 981-4331.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
Name: Craig E. Fraser
Title: President, Chief Executive Officer

Cc: Rachael Bushey, Pepper Hamilton LLP

Windtree Therapeutics, Inc. – Acceleration Letter